Exhibit 99.1

Public Limited Company with board of directors (SA à conseil d’administration) Capital of 3 501 215,60 € Headquarter : 14 avenue de l’Opéra – 75001 PARIS RCS Paris 492 002 225 INTERIM FINANCIAL REPORT AS OF JUNE 30, 2025

Page 2 sur 34 SOMMAIRE 1. CERTIFICATION BY THE PERSON RESPONSIBLE FOR THE INTERIM FINANCIAL REPORT.......................................................................................................................................... 5 1.1 Person Responsible for the Interim Financial Report ......................................................... 5 1.2 Certification by the Person Responsible ................................................................................ 5 2. MANAGEMENT REPORT AS OF JUNE 30, 2025 ...................................................................... 6 2.1 Business Developments and Significant Events.................................................................. 6 2.1.1 Research and Development Activity...........................................................................6 2.1.1.1. OBA Program – Development of BIO101 in Obesity...........................................6 2.1.1.2. SARA Program – Development in Sarcopenia.....................................................6 2.1.1.3. COVA and MYODA Programs...................................................................................6 2.1.2 Partnerships ......................................................................................................................7 2.1.3 Financing............................................................................................................................7 2.1.4 Governance........................................................................................................................8 2.1.5 Stock Market Information...............................................................................................9 2.2 Analysis of Consolidated Results ............................................................................................ 9 2.2.1 Operating Result ..............................................................................................................9 2.2.2 Net income (loss) .............................................................................................................9 2.3 Cash Position and Financial Situation .................................................................................. 10 2.4 Significant Events After the Reporting Period .................................................................... 10 2.4.1 R&D Program Developments......................................................................................10 2.4.2 Negma Litigation ............................................................................................................10 2.4.3 Partnership with Lynx Analytics ................................................................................10 2.4.4 Hexagon Capital Fund Financing...............................................................................10 2.4.5 Public Funding Obtained in Brazil.............................................................................11 2.4.6 Financing Agreement and Creation of a Joint Venture in Hong Kong.............11 2.4.7 Pre-Financing of the Research Tax Credit (CIR)....................................................11 2.4.8 Conversion of ORNANE – Atlas Agreement ...........................................................12 2.4.9 Convertible Bond Debt (Kreos & Atlas) ...................................................................12 2.4.10 Relocation to Silver Innov (Ivry-sur-Seine) ....................................................12 2.5 Outlook and Future Developments ........................................................................................ 12 2.6 Risk Factors ................................................................................................................................. 13 2.7 Related-Party Transactions...................................................................................................... 13 3. COMPTES CONSOLIDES SEMESTRIELS RESUMES NON AUDITES ETABLIS EN NORMES IFRS POUR LA PERIODE DE SIX MOIS CLOSE LE 30 JUIN 2025 .................... 14 Consolidated financial statement......................................................................................................... 14 Consolidated statement of income (loss)........................................................................................... 15 Consolidated Statement of Comprehensive Income ....................................................................... 15

Page 3 sur 34 Consolidated Statement of Changes in Equity ................................................................................. 16 Consolidated cash flow statement ....................................................................................................... 17 Notes to the consolidated Interim financial statements ................................................................. 18 Note 1 : Accounting principles, rules and methods......................................................................18 Note 2 : Right-of-Use Assets .........................................................................................................21 Note 3 : Other receivables and prepaid expenses........................................................................21 Note 4 : Cash and cash equivalents ..............................................................................................21 Note 5 : Financial assets and liabilities and their impact on income ............................................22 Note 6 : Capital..............................................................................................................................23 Note 7: Share subscription warrants (BSA), Founder share subscription warrants (BSPCE) and Free shares (AGA) ..........................................................................................................................24 Note 8 : Borrowings and financial liabilities..................................................................................26 Note 9 : Staff commitments..........................................................................................................32 Note 10 : Other current liabilities .................................................................................................32 Note 11 : Operating expenses by function....................................................................................32 Note 12 : Net financial income and expenses...............................................................................33 Note 13 : Earnings per share.........................................................................................................33 Note 14 : Related parties ..............................................................................................................33 Note 15 : Off-balance sheet commitments...................................................................................34 Note 16 : Significant Events After the Reporting Period...............................................................34

Page 4 sur 34 GENERAL INFORMATION Definitions In this Interim Financial Report, unless otherwise indicated: ● The terms “Company” or “Biophytis” refer to Biophytis SA, whose registered office is located at 14 Avenue de l’Opéra – 75001 Paris, France, registered with the Paris Trade and Companies Register under number 492 002 225, and its subsidiaries Instituto Biophytis do Brasil (Brazil) and Biophytis Inc. (United States); ● “Financial Report” refers to this Interim Financial Report as of June 30, 2025. About Biophytis Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule under development for muscular diseases (sarcopenia, phase 3 ready to start, and Duchenne Muscular Dystrophy), respiratory diseases (COVID-19, phase 2-3 completed), and metabolic diseases (obesity, phase 2 ready to start). The Company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ticker: ALBPS – FR001400OLP5) and its American Depositary Shares (ADS) are traded on the OTC market (ticker: BPTSY – US09076G401). For more information, please visit: www.biophytis.com

Page 5 sur 34 1. CERTIFICATION BY THE PERSON RESPONSIBLE FOR THE INTERIM FINANCIAL REPORT 1.1 Person Responsible for the Interim Financial Report Stanislas VEILLET, Chairman and Chief Executive Officer 1.2 Certification by the Person Responsible (Article 222-3 – 4° of the General Regulation of the French Financial Markets Authority – Autorité des Marchés Financiers) “To the best of my knowledge, the condensed consolidated financial statements for the past half-year have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, financial position and results of the Company and of all the entities included in the consolidation. Furthermore, the attached interim management report presents a fair review of the significant events that occurred during the first six months of the financial year, their impact on the financial statements, the main related-party transactions, and a description of the principal risks and uncertainties for the remaining six months of the year.” Paris, October 30th , 2025. Stanislas VEILLET, Chairman and Chief Executive Officer

Page 6 sur 34 2. MANAGEMENT REPORT AS OF JUNE 30, 2025 2.1 Business Developments and Significant Events 2.1.1 Research and Development Activity During the first half of 2025, the Company continued to advance its main clinical and preclinical programs based on BIO101 (20-hydroxyecdysone), formerly known as Sarconeos (BIO101). 2.1.1.1. OBA Program – Development of BIO101 in Obesity In 2025, Biophytis continued the development of BIO101 (20-hydroxyecdysone), the first oral activator of the MAS receptor, as part of the OBA program dedicated to the treatment of obesity. This molecule, which has already demonstrated positive effects on muscle strength, mobility, and fat mass reduction in preclinical and clinical studies (SARA-INT, Quinolia), could address the growing medical need related to the loss of muscle mass and function induced by GLP-1 receptor agonists widely used in obesity treatment. The Phase 2 OBA clinical trial will evaluate the efficacy and safety of BIO101 administered at 350 mg BID, in combination with semaglutide and a calorie-restricted diet, in 164 overweight or obese patients with at least one comorbidity. This is a 21-week, randomized, double-blind, placebo-controlled study, with the primary endpoint being the change in knee extension strength. Secondary endpoints include body composition, physical performance, plasma biomarkers, and patient quality of life. From a regulatory standpoint, in addition to the IND authorization granted by the U.S. FDA in July 2024 to conduct this study in the United States, Biophytis received a favorable scientific opinion from the EMA (Part I) in September 2025 regarding the study design and implementation in Europe. The Company is currently preparing complementary submissions to European ethics committees and the Brazilian health authority (ANVISA), with study initiation expected between Q4 2025 and Q1 2026 across Europe, the United States, and Brazil. Biophytis also filed a patent application in April 2024 covering the use of BIO101 in obesity treatment, extending protection of the molecule until 2044. Progress made within the OBA program was highlighted in oral presentations at major international scientific conferences in 2025, including the ICFSR (March 12, 2025 – Toulouse) and the European Congress on Obesity (ECO – May 11, 2025 – Malaga). 2.1.1.2. SARA Program – Development in Sarcopenia In May 2023, Biophytis submitted an application to the European Medicines Agency (EMA) to initiate SARA-31, the first Phase 3 clinical trial ever conducted in sarcopenia. In August 2023, the Company received a positive opinion from the Belgian authorities, followed by FDA clearance in September 2023 to conduct the study in the United States. Full European approval (Part II – ethics committees) is expected in the second half of 2025. This Phase 3 study follows the promising results of the SARA-INT Phase 2b trial and positive feedback from health authorities. The study aims to assess the efficacy and safety of BIO101 (20-hydroxyecdysone) in approximately 900 patients over 65 years of age with severe sarcopenia, over a 12- to 36-month period. Participants will receive either placebo or 350 mg of BIO101 twice daily. The primary endpoint is the prevention of Major Mobility Disability (MMD), defined as the inability to walk 400 meters in under 15 minutes. Secondary endpoints include gait speed, hand-grip strength, and quality of life (SarQol questionnaire). The actual start of the trial remains contingent upon the completion of partnership agreements and the availability of sufficient financing by Biophytis. 2.1.1.3. COVA and MYODA Programs

Page 7 sur 34 As part of the optimization of its project portfolio and in line with its strategic focus, Biophytis decided to suspend clinical development programs deemed non-priority and not aligned with its current strategic roadmap. This decision reflects the Company’s commitment to concentrating resources and investments on therapeutic areas with the highest potential value creation, in order to strengthen its competitiveness and ensure sustainable development in the short and medium term. 2.1.2 Partnerships Since the beginning of 2025, Biophytis has reaffirmed its development strategy based on regional and technological partnerships aimed at accelerating the market readiness of its lead programs in sarcopenia and obesity, while strengthening its research platform focused on longevity. Strategic Negotiations in China: A Major Pharmaceutical Partnership in Progress At the start of 2025, Biophytis confirmed that it had entered into exclusive negotiations with a Chinese pharmaceutical company with the objective of establishing a major regional partnership for the development of BIO101 in sarcopenia. This initiative is fully aligned with Biophytis’ business model, which seeks to build a geographically targeted network of partnerships to maximize portfolio value. The goal of this second agreement in China is to support local production of BIO101 and potentially to co-manage clinical trials in Southeast Asia. This forthcoming partnership underscores the growing interest among pharmaceutical companies in Asia for anti-aging treatments and related metabolic disorders, an area in which Biophytis is positioned as a pioneer. Preclinical Research Collaboration in Amyotrophic Lateral Sclerosis (ALS) On January 21, 2025, the Company announced a co-development agreement with the patient association AskHelpU, focused on evaluating the neuroprotective potential of BIO101 in amyotrophic lateral sclerosis (ALS). This collaboration aims to investigate, through preclinical—and potentially clinical—studies, BIO101’s ability to modulate metabolic pathways involved in muscle degradation. Although this partnership targets a secondary indication, it demonstrates Biophytis’ scientific agility in extending its lead asset to multiple age-related diseases. Moreover, the co-development framework is based on a balanced cost-sharing structure, thereby limiting Biophytis’ direct expenditures in a high-risk but high-potential research area. 2.1.3 Financing 2.1.3.1. Conversion of ORNANE – ATLAS Agreement Since December 31, 2024, the Company has made only one drawdown in connection with the refinancing transaction dated January 8, 2025, combined with a restructuring of its convertible bond debt. As of December 31, 2024, the remaining convertible bond debt owed to Atlas amounts to €2.05 million, corresponding to 82 ORNANE. The Company no longer has the ability to draw additional tranches. 2.1.3.2. Refinancing Operation through a Capital Increase On January 8, 2025, the Company announced a refinancing transaction with a total target amount of €8.6 million. This transaction aims to strengthen its financial structure through the participation of new investors and could enable the initiation of the Phase 2 OBA study, potentially in the United States or in Latin America. The transaction combines a €2.5 million cash injection and a debt-to-equity conversion

Page 8 sur 34 of up to €6.1 million to reinforce the Company’s balance sheet. Prior to the transaction, the Company’s Board of Directors resolved to reduce the nominal value of its shares to ten-euro cents (€0.10). The funds raised will be used to support development programs in obesity and to seek new pharmaceutical partners for the co-development of BIO101. The operation consisted of a €2.5 million cash contribution (including €0.5 million from new investors and the CEO via a reserved capital increase, and €2 million from Atlas’s convertible bonds—ORNANE— with a 9-month lock-up, thus terminating the ORNANE 2024 agreement) and a conversion of debt into equity up to €6.1 million by funds and accounts managed by BlackRock [KREOS Funds] (up to €2.8 million) and Atlas Capital (up to €2.9 million), on the condition that they respectively hold no more than 9.99% and 24.99% of the share capital at any given time. The capital increases and debt conversions were executed at a pari passu price of €0.30 per share. The newly issued shares are subject to an orderly sale agreement and lock-up, involving a third-party agent to manage their sales after a 9-month lock-up period for 70% of them. 2.1.3.3. Private Placement on March 26, 2025 On March 26, 2025, the Company announced the successful completion of a private placement totaling approximately €2.6 million. The Private Placement, totaling €2,599,979.72 (including share premium), was carried out through the issuance, without preferential subscription rights and without a priority period, of (i) 4,307,614 new ordinary shares of the Company (the “New Shares”), each paired with one stock warrant (“BSA” and, together with the associated New Share, an “ABSA”, with a unit value of €0.26), and (ii) 5,692,308 prefunded stock warrants of the Company (the “Prefunded Warrants”), each paired with one BSA (collectively a “Prefunded Unit”, with a unit value of €0.25), within the framework of a capital increase without preferential subscription rights for a specific investor category as defined in the third resolution of the Company’s Combined General Meeting on April 2, 2024 (the “General Meeting”), in accordance with Article L. 225-138 of the French Commercial Code (the “Private Placement”). The gross proceeds include €2 million from Armistice and approximately €0.6 million from a limited number of other qualified investors. The settlement and delivery of the new shares and the stock warrants occurred on March 28, 2025. 2.1.4 Governance - At the Shareholders’ General Meeting held on June 24, 2024, the terms of office of Mr. Stanislas Veillet, Ms. Nadine Coulm, and Mr. Claude Allary as members of the Board of Directors were renewed for a period of three years. - As of the date of this Report, the Board of Directors consists of four members, two of whom are independent: - - Mr. Stanislas Veillet, Chairman and Chief Executive Officer - Ms. Nadine Coulm (Independent) - Mr. Claude Allary (Independent) - Mr. Jean Mariani

Page 9 sur 34 2.1.5 Stock Market Information Biophytis announced the temporary suspension of trading of its shares by Euronext, due to the non-publication of the annual financial report for the fiscal year ended December 31, 2024. The publication of the report will take place after the audit certification of the financial statements by the statutory auditors, which is expected by the end of June 2025. The trading of Biophytis shares on Euronext Growth Paris was suspended on June 17, 2025. Trading resumed at market opening on July 11, 2025, following the publication of the Company’s 2024 annual financial statements. 2.2 Analysis of Consolidated Results 2.2.1 Operating Result The operating loss amounted to €(4,056) thousand as of June 30, 2025, compared with €(4,390) thousand as of June 30, 2024. This result corresponds to research and development expenses as well as general and administrative expenses incurred during the period, as detailed below, since the Group did not record any revenue during the semester. (amounts in thousands of euros) 06/30/2024 06/30/2025 Personnel expenses (1,804) (925) Other purchases and external expenses (1,076) (694) Research tax credit 775 307 Other - - Research and development expenses (2,105) (1,312) Personnel expenses (867) (614) Other purchases and external expenses (1,337) (2,131) Miscellaneous (82) - General and administrative expenses (2,286) (2,745) Operating result (4,390) (4,056) Operating expenses decreased significantly, mainly driven by lower R&D activity. This variation is primarily explained by staff departures and the completion in 2024 of several clinical trials under the COVA and SARA programs, combined with a strong internalization of regulatory and clinical work, particularly related to the OBA program in obesity.The increase in general and administrative expenses reflects the various complex refinancing and debt restructuring operations carried out during the period. 2.2.2 Net income (loss) (amounts in thousands of euros) 06/30/2024 06/30/2025 Operating result (4,390) (4,056) Financial result (1,427) 593 Charge d’impôts Net income (loss) (5,817) (3,463) The financial result amounted to €593 thousand as of June 30, 2025, compared with a loss of €(1,427) thousand as of June 30, 2024. This €2,020 thousand increase is primarily attributable to the change in

Page 10 sur 34 the fair value of convertible bond borrowings, as well as to fees payable to the Atlas Capital fund in connection with the financial restructuring completed in January 2025. 2.3 Cash Position and Financial Situation Cash and cash equivalents amounted to €1.2 million as of June 30, 2025, compared with €78 thousands as of December 31, 2024. This change primarily reflects the following consolidated cash flow movements (in € thousands): (amounts in thousands of euros) 06/30/2025 Net cash flows used in operating activities (2,891) Net cash flows used in investing activities 192 Net cash flows from financing activities 3,829 2.4 Significant Events After the Reporting Period 2.4.1 R&D Program Developments The developments in R&D programs subsequent to June 30 are described in section 2.5. 2.4.2 Negma Litigation On July 16, 2025, Biophytis announced a major legal victory. The French Supreme Court (Cour de cassation), the highest judicial authority in France, issued a landmark ruling on July 9, 2025, partially overturning the judgment of the Paris Court of Appeal and ruling in favor of Biophytis in its dispute with Negma Group. 2.4.3 Partnership with Lynx Analytics On July 15, 2025, Biophytis announced a strategic partnership with Lynx Analytics, a global leader in artificial intelligence solutions for the life sciences. This collaboration aims to accelerate the discovery and development of novel small molecules for the treatment of sarcopenia, a debilitating condition characterized by the progressive loss of muscle mass and strength in elderly individuals. This partnership will focus on: • Leveraging AI algorithms to analyze biomedical data; • Accelerating preclinical validation and candidate selection through in silico modeling and advanced analytics; • Building a strong portfolio of drug candidates with the potential to restore muscle function and improve quality of life in patients suffering from sarcopenia. 2.4.4 Hexagon Capital Fund Financing On August 5, 2025, Biophytis announced the establishment of a bond financing facility with Hexagon Capital Fund for a maximum amount of €1 million, with an initial subscription of €100,000.

Page 11 sur 34 The proceeds from this private debt facility will provide Biophytis SA with the additional resources required to finance its ongoing operations, primarily the continued clinical development of the OBA101 program. This transaction strengthens the Company’s cash position and extends its financing horizon through the first quarter of 2026. The financing consists of issuances of simple bonds with a nominal value of €1,000 each. 2.4.5 Public Funding Obtained in Brazil On September 15, 2025, Biophytis announced that it had secured public funding in Brazil for its Phase 2 clinical trial in obesity and signed agreements with leading local clinical research centers. Through its Brazilian subsidiary, the Company obtained financial support from EMBRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial) and entered into agreements with two of the most prestigious Brazilian research centers in obesity: FARMAVAX-UFMG (Inovação de Fármacos e Vacinas, Federal University of Minas Gerais) and FMRP-USP (Faculty of Medicine of Ribeirão Preto, University of São Paulo). This partnership with EMBRAPII — a government-supported innovation agency that promotes industrial R&D collaboration and accelerates clinical innovation — provides non-dilutive funding for the OBA Phase 2 trial. It reduces Biophytis’ cash requirements while confirming the program’s strategic importance at the national level. 2.4.6 Financing Agreement and Creation of a Joint Venture in Hong Kong Biophytis and a consortium of investors, including Ronghui Renhe Life Technology, have joined forces to finance and launch the first-ever Phase 3 clinical trial in sarcopenia. Under a Memorandum of Understanding signed on October 13, 2025, the parties agreed on: - The creation of a joint venture in Hong Kong; - An investment of USD 20 million by the Asian investor consortium; and - The start of clinical operations in early 2026. The joint venture aims to combine complementary strengths: advanced European research and innovation, world-class biopharmaceutical development and regulatory expertise from China, and strong regional financing capabilities from Hong Kong. The joint venture will have exclusive rights to develop and commercialize BIO101 in China, Japan, and South Korea. The investor consortium is expected to invest up to USD 20 million over the next two years to fund the Phase 3 clinical trial in sarcopenia. Biophytis will transfer or license exclusive rights to certain patents relating to BIO101 registered or to be registered in China, Japan, and South Korea to the joint venture. 2.4.7 Pre-Financing of the Research Tax Credit (CIR) In August 2025, the Company received €0.3 million in net proceeds from Neftys as a pre-financing of the Research Tax Credit (CIR) for the first half of 2025.

2.4.8 Conversion of ORNANE – Atlas Agreement

Since June 30, 2025, the Company has, at the request of Atlas, converted 4 convertible bonds (ORNANE) under Tranche 4 of the Atlas 2021 agreement for a total amount of €108 thousand (including accrued interest).These transactions resulted in the issuance of 730,613 new ordinary shares.

Following these conversions, the nominal amount of the remaining convertible bond debt owed to Atlas amounts to €1,950 thousand, corresponding to 78 ORNANE bonds still outstanding.

2.4.9 Convertible Bond Debt (Kreos & Atlas)

On October 14, 2025, the Company, at the request of Kreos Capital, proceeded with the conversion of €900 thousand of debt, resulting in the issuance of 3,000,000 new shares at an exercise price of €0.30 per share. As of the date of this report, the remaining convertible debt amounts to €1,447 thousand, corresponding to 4,823,511 potential shares.

As of the publication date of this interim financial report, the Company's convertible bond debt position and its movements during the first half of 2025 are summarized below:

Financing Partner	Issue Date	Maturity	Convertible bond debt		Conversion (K euro)				**Remaining debt**
			Number	**Amount K€**	At issue	1 H 2025	2 H 2025	Total	**K euros**
ATLAS	01/03/25	12/31/26	2,883,210	**2,883**	1,189	2,446	0	2,446	**437**
KREOS	01/03/25	12/31/26	2,803,821	**2,804**	475	475	1,319	1,794	**1,010**
			5,687,031	**5,687**	1,664	2,921	1,319	**4,240**	**1,447**

The Company indicates that the remaining debt as of the date of this report corresponds to the potential issuance of 4,823,511 new shares upon conversion, based on a unit conversion price of €0.30 per share.

2.4.10 Relocation to Silver Innov (Ivry-sur-Seine)

On July 30, 2025, Biophytis relocated its teams to new offices within Silver Innov, a business incubator and innovation hub dedicated to the silver economy, located in Ivry-sur-Seine (France).This move represents a significant milestone in the Group's strategy, strengthening its presence within an ecosystem focused on innovation in healthy aging, while fostering potential new synergies with key players in the Silver Economy.

This relocation occurred after the June 30, 2025 closing date and contributes to enhancing the Group's visibility and attractiveness to talent, as well as to industrial and academic partners.

2.5 Outlook and Future Developments

The 2025 financial year represents a pivotal period for Biophytis, marked by the consolidation of its position in the development of therapeutics targeting aging-related conditions, notably obesity and sarcopenia.

During the second half of 2025, Biophytis accelerated its strategic development through the signing of key partnerships, strengthening both its international footprint and its innovative research pipeline.

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Page 13 sur 34 On July 15, 2025, Biophytis entered into a strategic agreement with Lynx Analytics, a leading provider of artificial intelligence (AI) solutions for the life sciences sector. This partnership aims to leverage advanced AI algorithms to accelerate the discovery and preclinical validation of small-molecule therapeutics targeting sarcopenia. This strategic alliance reflects Biophytis’ commitment to integrating cutting-edge technologies to reduce development time and costs, while enhancing its biological and translational expertise. Furthermore, on October 13, 2025, Biophytis announced the signing of a Memorandum of Understanding (MoU) to establish a joint venture with a consortium of Asian investors, including Ronghui Renhe Group, a major Chinese pharmaceutical company. This Hong Kong–based joint venture is designed to support the funding and deployment of the Phase 3 clinical trial in sarcopenia across Asia. The consortium is expected to invest up to USD 20 million over the next two years to finance this pivotal study, which will include approximately 932 patients across Europe and Asia. The agreement also provides for Biophytis to either transfer ownership or grant the joint venture an exclusive license for certain BIO101-related patents registered or to be registered in China, South Korea, and Japan. This partnership leverages Ronghui Renhe’s local expertise and network to accelerate market access in China, while sharing both financial risks and development costs. The creation of this joint venture exemplifies Biophytis’ strategy of active international expansion through strong and structured alliances, aiming to maximize the commercial reach and clinical impact of its innovations in the fast-growing Asian market. 2.6 Risk Factors The risk factors are of the same nature as those described in the 2024 Annual Financial Report, under Annex 2 — “Risks and Uncertainties to which the Company is Exposed.” With regard to the risk related to the Company’s financing, readers are invited to refer to Note 1.2 in the annex to the Condensed Consolidated Financial Statements as of June 30, 2025, presented below. 2.7 Related-Party Transactions Related-party transactions are of the same nature as those disclosed in the 2024 Annual Financial Report, under: - Note 21 – “Related Parties” in Section 4: Consolidated Financial Statements prepared in accordance with IFRS for the year ended December 31, 2024, and - Note 18 – “Related Parties” in Section 5: Statutory Financial Statements of BIOPHYTIS SA for the year ended December 31, 2024.

Page 14 sur 34 3. COMPTES CONSOLIDES SEMESTRIELS RESUMES NON AUDITES ETABLIS EN NORMES IFRS POUR LA PERIODE DE SIX MOIS CLOSE LE 30 JUIN 2025 Consolidated financial statement 12/31/2024 06/30/2025 (amounts in thousands of euros) NOTES ASSETS Patents and software 2,611 2,593 Property, plant and equipment 231 182 Other non-current financial assets 135 9 Total non-current assets 2,977 2,784 Other receivables and prepaid expenses 3 3,657 2,418 Other current financial assets 190 214 Cash and cash equivalents 4 78 1,208 Total current assets 3,925 3,839 TOTAL ASSETS 6,902 6,623 LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT) Share capital 6 734 2,343 Premiums related to the share capital 15,294 18,811 Treasury shares (10) (6) Foreign currency translation adjustment 69 138 Reserves - attributable to the owners of the parent (15,371) (25,608) Net loss - attributable to the owners of the parent (10,384) (3,463) Shareholder equity - attributable to the owners of the parent (9,668) (7,784) Non-controlling interests (34) (35) Total shareholder equity (deficit) (9,702) (7,819) LIABILITIES Employee benefit obligations 9 239 221 Non-current financial liabilities 8 757 3,143 Total non-current liabilities 997 3,458 Current financial liabilities 8 9,085 4,575 Dettes locatives court terme 8 55 Provision 201 207 Trade payable 5 ; 10.1 4,280 3,985 Tax and social liabilities 10.2 1,663 1,748 Current derivative financial liabilities Other creditors and miscellaneous liabilities 379 414 Total current liabilities 15,608 10,983 TOTAL LIABILITIES 6,902 6,623

Page 15 sur 34 Consolidated statement of income (loss) 06/30/2024 06/30/2025 (Amounts in thousands of euros, except share and per share data) 6 months 6 months NOTES Revenues - - Cost of sales - - Gross margin - - Research and development expenses, net 11.1 (2,105) (1,312) General and administrative expenses 11.2 (2,285) (2,745) Operating loss (4,390) (4,057) Financial expenses (1,545) (738) Financial income 121 34 Amortized cost and fair value changes of the debt bonds (3) 1,296 Net financial expense 12 (1,427) 593 Loss before taxes (5,817) (3,464) Income taxes benefit - - Net loss (5,817) (3,464) Attributable to the owners of the parent (5,812) (3,463) Non-controlling interests (5) (1) Basic and diluted weighted average number of shares outstanding 3,499,971 19,271,882 Basic loss per share (€/share) 13 (1,66) (0.0002) Diluted loss per share (€/share) 13 (1,66) (0.0002) Consolidated Statement of Comprehensive Income 06/30/2024 06/30/2025 6 months 6 months (Amounts in thousands of euros) Net loss for the year (5,817) (3,484) Items that will not be reclassified to profit or loss Actuarial gains and losses 10 10 Items that will be reclassified to profit or loss Foreign currency translation adjustment 10 10 Other comprehensive income items 20 20 Total other comprehensive profit or loss (5,797) (3,464) Attributable to the owners of the parent (5,796) (3,464) Non-controlling interests (1) (1)

Consolidated Statement of Changes in Equity

((amounts in thousands of euros, except share data)	Capital	Additional paid-in capital	Reserves and income	Conversion reserve	Share-based payment	Impact of separate accounting for convertible and non-convertible bonds	Own shares	Shareholder equity - attributable to Biophytis shareholders	Non-controlling interests	Shareholder equity
On December 31, 2023	**2,081**	**13,483**	**(35,602)**	**(25)**	**15,322**	**896**	**(12)**	**(3,857)**	**(32)**	**(3,889)**
Net loss for H1 2024 (loss)	-	-	(5,812)	-	-	-	-	(5,812)	(5)	(5,817)
Other comprehensive profit or loss	-	-	10	6	-	-	-	16	4	20
Total other comprehensive profit or loss	**-**	**-**	**(5,802)**	**6**	**-**	**-**	**-**	**(5,796)**	**(1)**	**(5,797)**
ORNANE Atlas Bond conversion	2,083	609	-	-	-	-	-	2,692	-	2,692
Exercise of warrants	39	(30)	-	-	-	-	-	9	-	9
Net gains and losses on treasury shares	-	-	-	-	-	-	3	3	-	3
Foreign exchange translation differences	-	-	-	45	-	-	-	45	-	45
Share-based payments	-	-	-	-	515	-	-	515	-	515
Other changes impacting equity	-	-	4	-	-	-	-	4	-	4
As of June 30, 2024	**4,203**	**14,062**	**(41,400)**	**26**	**15,837**	**896**	**(9)**	**(6,385)**	**(33)**	**(6,418)**
Net loss for H2 2024 (loss)	-	-	(4,567)	-	-	-	-	(4,567)	(6)	(4,573)
Other comprehensive profit or loss	-	-	(10)	88	-	-	-	78	-	78
Total other comprehensive profit or loss	**-**	**-**	**(4,577)**	**88**	**-**	**-**	**-**	**(4,489)**	**(6)**	**(4,495)**
ORNANE Atlas Bond conversion	(198)	906	-	-	-	-	-	708	-	708
Share capital increase	-	-	-	-	-	-	-	-	-	-
Expenses relating to capital increase	-	-	-	-	-	-	-	-	-	-
Exercise of warrants	1	30	(3)	-	-	-	-	28	-	28
Capital reduction	(3,272)	-	3,272	-	-	-	-	-	-	-
Net gains and losses on treasury shares	-	-	-	-	-	-	(1)	(1)	-	(1)
Foreign exchange translation differences	-	-	-	(45)	-	-	-	(45)	-	(45)
Share-based payments	-	-	-	-	224	-	-	224	-	224
Other changes impacting equity	-	296	(4)	-	-	-	-	292	4	296
On December 31, 2024	**734**	**15,294**	**(42,712)**	**69**	**16,061**	**896**	**(10)**	**(9,668)**	**(34)**	**(9,702)**
Net loss for H1 2025 (loss)	-	-	(3,463)	-	-	-	-	(3,463)	(1)	(3,464)
Other comprehensive profit or loss	-	-	-	-	-	-	-	-	-	-
Total other comprehensive profit or loss	**-**	**-**	**(3,463)**	**-**	**-**	**-**	**-**	**(3,463**	**(1)**	**(3,464)**
Bond conversion	555	1,109	-	-	-	-	-	1,664	-	1,664
Exercise of warrants	327	297	-	-	-	-	-	30	-	30
Prefunded warrants	-	1,423	-	-	-	-	-	1,423		1,423
Share capital increase	727	1,283	-					2,010		2,010
Net gains and losses on treasury shares	-	-	-	-	-	-	4	4	-	4
foreign exchange translation differences	-	-	-	217	-	-	-	217	-	217
Share-based payments	-	-	-	-	(37)	-	-	(37)	-	(37)
Other changes impacting equity	-	-	148	(148)	-	35	-	35	-	35
As of June 30, 2025	**2,343**	**18,812**	**(46,027)**	**138**	**16,024**	**931**	**(6)**	**(7,785)**	**(33)**	**(7,820)**

(1) The negative share premium results from the nominal value of the shares being higher than their fair value at the time of the conversion of the convertible bonds.

Page 16 sur 34

Page 17 sur 34 Consolidated cash flow statement 06/30/2024 06/30/2025 (amounts in thousands of euros) NOTES 6 months 6 months Cash flow from operating activities Net income (5,817) (3,464) Elimination of depreciation on fixed assets 148 207 Provisions, net of reversals (64) - Share-based payment costs 7 515 37 Gross interest paid 12 547 616 Change in fair value of debt 12 236 39 Discounting advances - - Amortized cost of non-convertible bonds and the debt component of convertible bonds - 400 Autres éléments sans incidence sur la trésorerie 12 760 (1,696) Cash flow from operating activities before changes in working capital (3,674) (3,862) (+) Change in working capital (net of impairment of trade receivables and inventories) (2,278) 170 (Increase) decrease in Other non-current financial assets - - (Increase) decrease in other receivables 122 (600) (Increase) decrease in trade accounts payable (1,574) 890 (Increase) decrease in tax and social security liabilities (735) (120) (Increase) decrease in other creditors and accrued liabilities (91) - Cash flow from operating activities (5,951) (3,692) Cash flow from investment operations Acquisition of intangible assets and property, plant and equipment (9) - Subscription of term deposits classified as other current & non-current financial assets - - Decrease (increase) in term deposits classified as other current financial assets - - Cash flow related to investment operations (9) - Cash flow related to financing operations Capital increase 6 - 2,926 Expenses relating to capital increase 6 - - Exercise of ‘BSA’ warrants and ‘BSPCE’ warrants 9 17 Encaissement de subventions - - Encaissement du préfinancement du CIR net du dépôt 3 164 79 Payment/Repayment of repayable advances Repayment of repayable advances (110) (45) Gross interest paid (547) - Issue of convertible and non-convertible bonds 8 4,000 1,847 Repayment of convertible and non-convertible bonds 8 (680) - Repayment of leasing obligation debt 8 (26) - Bond issue costs (220) - Other cash-flows related to financing operations (8) (2) Cash flow related to financing operations 2,582 4,822 Impact of exchange rate fluctuations Increase (decrease) in cash flow (3,378) 1,129 Opening cash and cash equivalents 5,567 78 End of year cash and cash equivalents 2,189 1,208

Page 18 sur 34 Notes to the consolidated Interim financial statements The following information constitutes the notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2025, together with comparative information for the year ended December 31, 2024 for balance sheet items, and for the six-month period ended June 30, 2024 for income statement items. The condensed consolidated interim financial statements have been prepared under the responsibility of the Company’s management and were approved for publication by the Board of Directors on September 27, 2025. Unless otherwise indicated, the condensed consolidated interim financial statements are presented in thousands of euros. Certain amounts may have been rounded for the purpose of financial reporting in these condensed consolidated interim financial statements. As a result, totals in certain tables may not correspond exactly to the sum of the preceding figures. Biophytis and its subsidiaries are hereinafter referred to as “Biophytis” or the “Company.” Note 1 : Accounting principles, rules and methods 1.1 Declaration of conformity In accordance with European Regulation No. 1606/2002 of July 19, 2002 on the application of international accounting standards, the condensed consolidated interim financial statements of the Company for the period ended June 30, 2025 have been prepared in accordance with the international accounting standards in force, as adopted by the European Union (hereinafter referred to as the “IFRS”), and the IFRS as issued by the International Accounting Standards Board (“IASB”). These standards include International Accounting Standards (“IAS/IFRS”) as well as the interpretations issued by the Standing Interpretations Committee (“SIC”) and the International Financial Reporting Interpretations Committee (“IFRIC”), as published by the IASB and applicable as of June 30, 2025. The condensed consolidated interim financial statements for the six-month period ended June 30, 2025 have been prepared in accordance with the provisions of IAS 34, Interim Financial Reporting, as adopted by the European Union and as issued by the IASB. This standard allows for the presentation of selected explanatory notes. As condensed statements, these financial statements do not include all the information required by the full IFRS framework and should therefore be read in conjunction with the Company’s annual IFRS consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”). 1.2 Going concern Since its inception, the Company has been loss-making and has generated negative cash flows. As of the reporting date of these financial statements, the Company’s cash and cash equivalents are not sufficient to finance its operations over the next 12 months. In this context, the Company will require significant new financing to continue developing its drug candidates. The precise extent of these financing needs is difficult to estimate and will depend on a number of factors, some of which are beyond the Company’s control. These uncertainty factors include, but are not limited to: - The Company’s ability to successfully conduct clinical trials, including the timely recruitment of patients for such trials;

Page 19 sur 34 - Changes in the regulatory environment, particularly regarding the granting of marketing authorizations; and - The approval of competing drugs that could reduce the commercial attractiveness of the Company’s product candidates. In a continued effort to adapt to its financial environment, the Company has pursued cost reduction measures and structural adjustments to its operational expenses in line with available resources. At the same time, the Company has also engaged in negotiations with suppliers and creditors to extend payment terms, thereby improving its short-term cash position. In addition, the Company has successfully undertaken several initiatives aimed at restructuring its financial debt. Accordingly, on January 8, 2025, the Company announced a refinancing transaction resulting in a cash inflow of €2.5 million, and on March 26, 2025, it reported the successful completion of a private placement amounting to €2.6 million. Furthermore, in August 2025, the Company announced the establishment of a bond financing line of up to €1 million. Taking into account the receipt of these funds, the implementation of the bond subscriptions, and based on the operations, plans, and assumptions reviewed by the Board of Directors on October 30, 2025, the Company estimates that it has sufficient cash and cash equivalents to finance its operations until March 2026. Beyond this date, should the Company be unable to finance its growth through partnership agreements, it would remain dependent on other sources of financing, including capital increases or public funding. Given this cash position and the uncertainty surrounding the ability to secure new short-term financing, the Company considers that there is a material uncertainty that may cast significant doubt on its ability to continue as a going concern over a 12-month horizon from the date the financial statements were approved. Consequently, the Company may not be able to realize its assets and settle its liabilities in the normal course of business. Based on these considerations, the Board of Directors has adopted the going concern assumption in preparing the condensed interim consolidated financial statements for the six-month period ended June 30, 2025. 1.3 Accounting principles The accounting policies applied by the Company in the preparation of the condensed consolidated interim financial statements for the six-month period ended June 30, 2025, in accordance with IFRS, are identical to those used in the consolidated financial statements for the year ended December 31, 2024, except for the specific requirements applicable to interim financial reporting. The main standards and amendments effective and mandatory within the European Union as from January 1, 2025, are as follows: Standard Description Amendments to IAS 1 Classification of Liabilities as Current or Non-Current with Covenants Amendments to IFRS 16 Leaseback Transactions: Subsequent Measurement Requirements for a Seller-Lessee Amendments to IAS 7 Disclosure Requirements Relating to Supplier Finance Arrangements (Reverse Factoring) These standards and amendments did not have a significant impact on the Company’s condensed consolidated interim financial statements. In addition, other standards, amendments, or interpretations issued respectively by the IASB and the IFRIC (International Financial Reporting Interpretations Committee) and adopted by the European Union as of June

Page 20 sur 34 30, 2025, but whose mandatory application date is subsequent to the fiscal year beginning January 1, 2024, have not been applied early by the Company. 1.4 Translation of foreign subsidiary financial statements The financial statements of entities whose functional currency is not the euro are translated as follows: ● Assets and liabilities are translated at the year-end rate; ● income statement items are translated using the average exchange rate for the period, as long as this rate is not altered by significant changes in exchange rates; and ● Equity items are translated at historical rate. Exchange differences arising on translation for consolidation purposes are recognized in other elements of comprehensive income and stored in shareholder equity under "Translation reserve". They are reclassified to profit or loss upon the full or partial disposal resulting in the loss of control of the entity. The exchange rates used to prepare the consolidated financial statements are as follows: EXCHANGE RATES Closing rate Average rate (currency for €1 12/31/2024 06/30/2025 H1 2024 H1 2025 BRL 6.425 6.484 5.3618 6.3913 USD 1.039 1.1720 1.0812 1,1516 1.5 Use of judgments and estimates The preparation of financial statements requires management to make reasonable estimates and assumptions based on the information available at the date the financial statements are finalized. These estimates and assumptions may affect the reported amounts of assets, liabilities, income, and expenses, as well as the disclosures relating to contingent assets and liabilities as of the reporting date. In preparing the condensed consolidated interim financial statements, the key judgments made by management and the main assumptions used are consistent with those applied in the preparation of the annual financial statements as of December 31, 2024. These estimates have been prepared under the going concern assumption and are based on the information available at the time of preparation. The international geopolitical and economic situation did not lead, during the first half of 2025, to the use of new significant estimates or judgments.

Page 21 sur 34 Note 2 : Right-of-Use Assets (amounts in thousands of euros) 12/31/2024 Augmentation Diminution 06/30/2025 Right-of-Use Assets 270 270 Depreciation of right-of-use assets (135) (162) Net book value of right-of-use assets 135 107 Right-of-use assets primarily relate to leases of laboratory equipment and are depreciated over the remaining term of the lease contracts. The lease agreement for the Company’s Paris offices located within Sorbonne University is entered into on an annual basis and was renewed in December 2023 for one additional year. As this lease term is less than one year, no right-of-use asset has been recognized in the consolidated financial statements in accordance with IFRS 16.18. Note 3 : Other receivables and prepaid expenses (amounts in thousands of euros) 12/31/2024 06/30/2025 Research tax credit (CIR) 2,653 1,458 Value added tax 637 720 Prepaid expenses 102 63 Trade payables - prepayments and trade debtors 82 82 Miscellaneous 183 308 Total other receivables and prepaid expenses 3,657 2,361 The “Research Tax Credit (CIR)” item corresponds to the French CIR receivable relating to fiscal year 2024, amounting to €1,023 thousand, and to the first half of 2025, amounting to €435 thousand, both of which were assigned to Neftys as part of the CIR pre-financing arrangement (see Note 8.3). In accordance with IAS 20, the CIR relating to the first half of 2025 has been presented as a reduction of research and development expenses. The CIR receivable is recoverable on an accelerated basis in the year following its recognition, in the absence of taxable income. Note 4 : Cash and cash equivalents (amounts in thousands of euros) 12/31/2024 06/30/2025 Cash 78 358 Cash equivalents 850 Total cash and cash equivalents 78 1,208 Cash equivalents correspond to term deposits complying with the provisions of IAS 7.6 and IAS 7.7, i.e. short-term, liquid investments that can be drawn down rapidly.

Note 5 : Financial assets and liabilities and their impact on income

The Company's assets and liabilities are valued as follows for the years ending December 31, 2024, and June 30, 2025, respectively:

(amounts in thousands of euros)	12/31/2024		Value - IFRS 9 statement of financial position	
	Statement of financial position value	Fair value	Fair value through profit or loss	Amortized cost
Non-current financial assets	9	9	9	
Other receivables	3,546			3,546
Current financial assets	190			190
Cash and cash equivalents	78	78	78	
Total assets	**3,823**	**87**	**87**	**3,736**
Non-current borrowing	(756)	(756)		(756)
Current borrowings	(9,085)	(9,085)	(3,062)	(6,023)
Current derivative liabilities	(1)	(1)	(1)	
Trade accounts payable	(4,280)	(4,280)		(4,280)
Tax and social security liabilities	(1,663)	(1,663)		(1,663)
Other creditors and accrued liabilities	(379)	(379)		(379)
Total liabilities	**(16,164)**	**(16,164)**	**(3,063)**	**(13,101)**

(amounts in thousands of euros)	06/30/2025		Value - IFRS 9 statement of financial position	
	Statement of financial position value	Fair value	Fair value through profit or loss	Amortized cost
Non-current borrowing	8	8	-	8
Other receivables	2,499		-	2,499
Current financial assets	68		-	68
Cash and cash equivalents	1,208	1,208	1,208	-
Total assets	**3,783**	**1,216**	**1,208**	**2,576**
Non-current borrowing	(2,875)	(2,625)		(2,875)
Non-current derivative liabilities	(95)	(95)	(1,651)	-
Current borrowings	(2,922)	(3,597)	(2,547)	375
Current derivative liabilities	-	-	-	-
Trade accounts payable	(3,985)	(3,985)		(3,985)
Tax and social security liabilities	(1,748)	(1,748)		(1,748)
Other creditors and accrued liabilities	(2,277)	(2,277)		(2,277)
Total liabilities	**(13,902)**	**(14,267)**	**(4,198)**	**(11,260)**

Current and non-current financial liabilities are detailed as follows:

	Carrying amount in the Statement of Financial Position		Fair value	
	Current	Non-current	Current	Non-current
Atlas ORNANE - 2025	2,547		2,547	
Atlas OC - 2025	0	1,041	0	1,106
Kreos OC - 2025	0	1,237	0	1,519
Kreos OA - 2025	375	597	989	0
	2,922	**2,875**	**3,537**	**2,625**

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Page 23 sur 34 The impact of the Company’s financial assets and liabilities on the income statement as of June 30, 2025, is as follows: (amounts in thousands of euros) 06/30/2025 06/30/2025 Interests Change in fair value Interests Change in fair value Liabilities Derivative liabilities - (8) (1,651) Liabilities valued at fair value: bonds - 4 (547) Liabilities valued at amortized cost: non-convertible bonds and debt component of convertible bonds (785) - (400) 167 Liabilities valued at amortized cost: advances (5) - Note 6 : Capital As of June 30, 2025, the share capital amounts to €2,343,394.80, divided into 23,433,948 ordinary shares with a nominal value of €0.10 each, fully paid-up. During the first half of 2025, the share capital changed as follows: Number of shares Nominal amount (in thousands of euros) Capital on December 31, 2024 7,342,831 734 Capital increase (1) 7,274,281 727 Conversion of convertible bonds (2) 5,546,380 555 Exercise of pre-financed share warrants (3) 1,318,308 132 Exercise of share warrants (4) 2,148 0 Vesting of free shares (5) 1,950,000 195 Capital reduction Capital on june 30, 2025 23,433,948 2,343 (1) The Company carried out two capital increases during the first half of 2025: • On January 8, 2025, as part of a refinancing transaction, the Company completed a capital increase for a total cash contribution (including share premium) of €890 thousand, through the issuance of 2,966,667 new ordinary shares at a unit price of €0.30 per share (including a share premium of €0.20 per share). • On March 26, 2025, the Company carried out a second capital increase for a total cash contribution (including share premium) of €1,119,979.64, through the issuance of 4,307,614 new ordinary shares at a unit price of €0.26 per share (including a share premium of €0.16 per share). (2) On January 8, 2025, as part of a capital increase, the Company converted a portion of its financial debt held by Atlas and Kreos into equity. The total amount converted was €1,663,914, including €475,200 for Atlas and €1,188,714 for Kreos (including share premium). This conversion resulted in the issuance of 5,546,382 new ordinary shares at a unit price of €0.30 per share (including a share premium of €0.20 per share). (3) On March 26, 2025, the Company successfully completed a private placement for a total amount of €2,599,979.72 (including share premium). This transaction involved the issuance of: - 4,307,614 new ordinary shares, each accompanied by a share warrant (BSA), forming ABSA units (actions + warrants), and - 5,692,308 pre-funded share warrants, each accompanied by an additional share warrant (BSA).

During the first half of 2025, 1,318,308 pre-funded share warrants were exercised, resulting in the creation of 1,318,308 new shares.

(4) Following the exercise of share warrants during the period, the share capital was increased by a nominal amount of €0 thousand through the issuance of 2,148 new shares, with a total share premium of €16 thousand.

(5) During the first half of 2025, a total of 1,950,000 free shares vested definitively, resulting in an increase in share capital of €195 thousand.

Note 7: Share subscription warrants (BSA), Founder share subscription warrants (BSPCE) and Free shares (AGA)

The shares that may be created in connection with the share warrants, founders' share warrants and free shares granted by the Company referred to in this note correspond to the New Shares resulting from the reverse share split completed on May 3, 2024, with the exception of those created following the restructuring that took place in early January 2025.

Share subscription warrants (« BSA »)

On March 26, 2025, Biophytis SA announced the successful completion of a private placement for approximately €2.6 million. This capital increase resulted, among other things, in the issuance of 4,307,614 new ordinary shares, each accompanied by one share warrant (BSA), at a unit price of €0.26, and 5,692,308 pre-funded share warrants, each accompanied by one share warrant, at €0.25 per pre-funded unit, for a total of 15,692,230 new BSAs issued.

The change in the number of warrants outstanding as of June 30, 2025, is as follows:

Type	Allocation date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		12/31/2024	Allocated	Exercised	Expired	06/30/2025	
BSA$_{2018}$	09/10/2018	-	-	-		-	-
BSA$_{2020}$	04/07/2020	2,456,630	-	(22,400)	-	2,434,230	6,086
BSA$_{2021}$	06/17/2022	398,476	-	-	-	398 ,476	996
BSA$_{2022}$	04/14/2023	927,233	-	-	-	927,233	2,318
BSA$_{2023-07}$	07/18/2023	1,333,334	-	-	-	1,333,333	3,333
BSA$_{2025-1}$	03/26/2025	-	9,999,922	-	-	7,692,308	9,999,922
BSA$_{2025-2}$	03/26/2025	-	5,692,308	(1,318,308)	-	4,374,000	4,374,000
BSAR$_{2023-11}$	17/11/2023	204,970,706	-	(847,600)	-	204,123 ,106	510,308
Total		**210,086,379**	15,692,230	**(2,188,308)**	-	**219, 806,687**	**14,896,963**

It should be noted that the BSA2018, BSA2020, BSA2023-07 and BSA2023-11 warrants were issued as part of financing transactions, while the BSA2021 and BSA2022 warrants were granted to members of the Board of Directors.

Founder share subscription warrants ("BSPCE")

No BSPCE (share warrants for company founders) were granted during the first half of 2025, as the Company has no longer met the eligibility criteria since 2022 (being incorporated for more than 15 years).

Page 24 sur 34

The change in the number of BSPCE outstanding as of June 30, 2025 is analyzed as follows:

Type	Allocation date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		31/12/2024	Allocated	Exercised	Adjust/Expired	30/06/2025	
$BSPCE_{2019}$	03/04/2020	1,311,137	-	-	6,455	1,304,682	3,234
$BSPCE_{2020}$	22/12/2020	735,285	-	-	-	735,285	2,117
$BSPCE_{2021}$	15/09/2021	21,916,542	-	-	-	2,916,542	7,291
Total		**4,962,964**	-	-	**6,455**	**4,956,509**	**12,642**

Allocation of Free shares ("AGA")

On April 14, 2023, the Company allocated 18,904,158 AGA_{2022} entitling beneficiaries to receive one free ordinary share in the Company. A total of 18,853,398 shares, corresponding to 47,133 New Shares after the reverse split of May 3, 2024, were definitively acquired by their beneficiaries on April 14, 2024 and remain subject to a 1-year holding period. In addition, the Company allocated 54,000,000 free shares to the Chief Executive Officer on January 23, 2024 and 54,100,000 to company staff on February 5, 2024, resulting in a total of 108,100,000 free shares corresponding to 270,250 New Shares after the reverse split of May 3, 2024. These AGA_{2023s} are subject to a 1-year vesting period and a 1-year holding period.

Changes to the number of AGAs under acquisition as of June 30, 2025, can be analyzed as follows:

Type	Allocation date	Number of free shares outstanding and in the vesting period					Maximum number of shares that may be acquired
		12/31/2024	Allocated	Acquired	Expired	06/30/2025	
AGA_{2022}	04/14/2023	0				-	-
AGA_{2023}	01/23/2024	135,000				135,000	135,000
AGA_{2023}	02/05/2024	108,750				108,750	108,750
Total		**243,750**				**243,750**	**243,750**

Share-based payment expenses as accounted for on june 30, 2024 and on june 30, 2025

in thousands of euros	06/30/2024				06/30/2025			
	Probabilized cost of plan to date	Cumulative expense at beginning of financial year	Expense for the period	Accumulated expense to date	Probabilized cost of plan to date	Cumulative expense at beginning of financial year	Expense for the period	Accumulated expense to date
BSA_{2021}					17	17		17
BSA_{2022}	12	12		12	12	12		12
$BSPCE_{2019-1}$					646	644		644
$BSPCE_{2019-2}$	281	272	30	302	302	302		302
$BSPCE_{2020-1}$					437	437		437
$BSPCE_{2020-2}$	189	123	44	167	132	132		132
$BSPCE_{2021-1}$					640	548		548
$BSPCE_{2021-2}$	405	405		405	405	405		405
AGA_{2020-1}					2,301	2,301		2,301
AGA_{2021-1}					4,907	4,907		4,907
AGA_{2021-2}	271	271		271	271	271		271
AGA_{2022}	774	552	222	774	774	552	17	791
AGA_{2023}	519	-	219	219	519	478-	19	497
Total			**515**				**37**	

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Note 8 : Borrowings and financial liabilities

(amounts in thousands of euros)	12/31/2024	06/30/2025
Repayable advances	675	556
Non-convertible bonds	-	376
Convertible bonds - Atlas	-	1,042
Convertible bonds - Kreos	-	1,238
Non-current lease obligations	82	56
Non-current borrowing	**756**	**3,268**
Non-current derivative liabilities	**-**	**95**
Repayable advances	271	363
Non-convertible bonds	1,098	597
Convertible bonds	5,379	2,547
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	2,283	1,439
Payables on current rental obligations	54	55
Accrued interest payable	-	-
Current borrowings	**9,085**	**5,001**
Current derivative liabilities		

Breakdown of borrowings by maturity, at repayment value

(amounts in thousands of euros)	06/30/2025	Current	Non-current	
		< 1 year	1 to 5 years	> 5 years
Repayable advances	919	362	556	-
Non-convertible bonds	972	597	375	-
Convertible bonds (Atlas)	3,588	2,547	1,041	-
Convertible bonds (Kreos)	1,237	-	1,237	
Debts on leasing obligations	111	55	56	-
Debt relating to pre-financing of part of CIR (Research Tax Credit) receivables	1,439	1 439	-	-
Accrued interest payable	-	-	-	-
Total borrowings	**8,269**	**5,001**	**3,265**	**-**
Derivative liabilities	**95**	**-**	**95**	**-**

8.1 Repayable advances

(in thousands of euros)	Bpifrance BIO 101	AFM - Téléthon	Bpifrance BIO 201	Total
On December 31, 2024	**-**	**389**	**555**	**944**
(+) Cash inflow				-
(-) Repayment			(45)	(45)
Financial expenses			19	19
On june 30, 2025	**0**	**389**	**529**	**944**

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Page 27 sur 34 Breakdown of repayable advances by maturity at repayment value: (in thousands of euros) AFM - Téléthon Bpifrance BIO 201 Total On june 30, 2025 389 529 918 Current portion 200 105 305 One to 5 years 189 424 613 8.2 Convertible and non-convertible bonds In early January 2025, Biophytis completed a comprehensive restructuring of its convertible bond financing instruments under a global agreement entered into with its main financial partners, Kreos Capital and Atlas Special Opportunities LLC. This transaction was designed to simplify the Company’s debt structure, realign debt maturities, and enhance its financial flexibility in order to support the advancement of its clinical development programs in 2025 and 2026. Pursuant to the terms of the agreements signed on January 3, 2025, all outstanding convertible bonds issued under previous arrangements (including the Atlas 2021 Agreement and the Kreos 2020/2022 Agreement) were cancelled and replaced by: - Two new fixed-rate convertible bond instruments with a common maturity date, issued respectively to Kreos and Atlas, - A variable-rate convertible bond instrument (ORNANE) issued to Atlas, and - A new straight bond issued to Kreos. 8.2.1 Fixed-Rate Convertible Bonds – Atlas / Kreos The restructuring completed on January 3, 2025, resulted in the cancellation of all outstanding convertible bonds issued under previous financing agreements and the creation of two new fixed-rate convertible bond instruments (“Atlas 2025” and “Kreos 2025”), with a total nominal amount of €5,687,031. Each instrument carries a maturity date set at December 31, 2026: Financing Issue Date Maturity Date Total Nominal Value (€) Number of Convertible Bonds Issued Atlas 2025 January 3, 2025 December 31, 2026 2,883,210 2,883,210 Kreos 2025 January 3, 2025 December 31, 2026 2,803,821 2,803,821 Total — — 5,687,031 5,687,031

Following the restructuring, the movements and valuation of the fixed-rate convertible bonds are analyzed as follows:

(amounts in thousands of euros)	KREOS contract 2021 Non-convertible bonds.	KREOS contract 2021 Convertible bonds.	KREOS loan Derivative contract	KREOS 2025 Convertible bonds	ATLAS 2025 Convertible bonds	Total
On December 31, 2024	**1,097**	**2,317**	**0**	**0**	**0**	**3,414**
(+) Gross cash inflow				2,804	2,883	5,687
(-) Repayment	-1,097	-2,317				-3,413
After restructuring	**0**	**0**	**0**	**2,804**	**2,883**	**5,687**

The new convertible bonds issued under this framework follow the same financial and contractual logic as the previous agreements, while incorporating adjustments aimed at limiting potential dilution and aligning the debt maturity with the Company's operational requirements.

Conversion Terms

These convertible bonds were issued with no coupon, allowing holders to convert all or part of their debt into new or existing shares at a conversion ratio of 3 to 1.

The number of new shares to be issued to the convertible bondholders upon delivery of a conversion notice will be calculated using the following formula:

$$Nac = RC \times Noc$$

Where:

Nac means the number of new shares to be issued ("Conversion Shares"),

RC means the conversion ratio ("Conversion Ratio"), and

Noc means the nominal amount of convertible bonds to be converted in accordance with the conversion notice ("Conversion Notice").

If Nac is not an integer, the number of new shares will be rounded as follows:

- If the first decimal digit is greater than or equal to 5, Nac will be rounded up to the next whole number;
- If the first decimal digit is less than 5, Nac will be rounded down to the nearest whole number.

The conversion ratio will be determined as follows:

$$RC = 1 / 0.3$$

The bonds held by Kreos and Atlas are pari passu and may be converted at any time from the issue date.

As a result, the total number of new shares to be issued in the event of full conversion of the convertible bonds amounts to 9,610,700 shares.

The convertible bonds are measured in accordance with IFRS 9. The Company has determined that it could not reliably separate the fair value of the embedded conversion option; therefore, the entire hybrid contract has been measured at fair value through profit or loss (FVTPL) until maturity.

The fair value of the derivative instrument is reassessed at each reporting date using a binomial model, taking into account factors such as share price volatility, the risk-free rate, and the credit spread.

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As of June 30, 2025, these instruments were remeasured as follows:

(amounts in thousands of euros)	KREOS contract 2021 Non-convertible bonds.	KREOS contract 2021 Convertible bonds.	KREOS loan Derivative contract	KREOS 2021 security buyback 2018	KREOS 2021 day one gain	KREOS 2025 Convertible bonds	ATLAS 2025 Convertible bonds	Total
As of December 31, 2023	**1,695**	**1,971**	**1**	**-48**	**19**	**0**	**0**	**3,637**
(+/-)Change in fair value of debt			-1					-1
(+/-) Impact of amortized cost	141	219			-18			343
(+/-)Late payment penalties	57	127						184
(-) Repayment	-796							-796
As of December 31, 2024	**1,097**	**2,317**	**0**	**-48**	**1**	**0**	**0**	**3,367**
(+)Gross proceeds						2,883	2,804	5,687
(+)Fair value of derivative instruments						40	55	95
(+/-) Impact of amortized cost					-1	154	233	386
(+/-)Fair value at the issue date						-808	-1,325	-2,133
(-) Conversion						-1,189	-475	-1,664
(-) Repayment	-1,097	-2,317						-3,413
As of June 30, 2025	**0**	**0**	**0**	**-48**	**0**	**1,081**	**1,292**	**2,325**

For the Atlas 2025 financing, the fair value of the derivative liability component decreased from €(735)k to €(40)k, resulting in a gain of €695k recognized in profit or loss for the period.

The conversion option was valued based on a share price of €0.13 (compared to €0.42 at issuance), a volatility of 66.86%, and a risk-free rate of 1.99%, leading to a total bond value of €2,547k as of June 30, 2025 (compared to €2,509k at issuance).

For the Kreos 2025 financing, the fair value of the derivative liability component decreased from €(1,010)k to €(55)k, resulting in a fair value gain of €955k, also recognized in profit or loss.

The valuation is based on assumptions similar to those used for Atlas (share price of €0.13, volatility of 79%, risk-free rate of 2.0%), applied to 2,328,621 convertible bonds outstanding as of June 30, 2025.

The decline in Biophytis' share price during the first half of 2025 primarily reduced the value of the derivative liabilities attached to these instruments, thus generating an overall positive impact on net income for the period, with a total cumulative gain of approximately €1.65 million.

8.2.2 Variable-Rate Convertible Bond – Atlas 2025 Agreement (ORNANE)

As part of the reorganization of its financial structure, Biophytis signed on January 3, 2025, an Amendment No. 2 to the agreement for the issuance of bonds redeemable in cash and/or in new and existing shares ("ORNANE") initially concluded with Atlas Special Opportunities LLC on June 14, 2021, and already amended once on June 14, 2024 (the "Atlas ORNANE Agreement").

This amendment resulted in a full restructuring of the ongoing financing framework, including:

- The immediate maturity and repayment of the convertible bonds outstanding under previously issued tranches,
- The termination of seven (7) out of the eight (8) remaining tranches, each with a nominal amount of €2.0 million, totaling €14.0 million, and
- The revision of the issuance and conversion terms of the last tranche, with a nominal amount of €2.0 million, now designated as "ORNANE Atlas 2024."

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Page 30 sur 34 The new ORNANE Atlas 2024 were issued on January 3, 2025, with a nominal value of €25,000 per bond and a two-year maturity, i.e., until December 31, 2026. They retain the same variable conversion ratio as set out in the initial 2021 agreement, but conversion cannot occur before the earliest of the following events: - Nine (9) months after the subscription date, - The completion of sufficient financing to cover the 12-month working capital requirements, or - The sale on the market of less than 25% of the total number of shares resulting from the conversion of the Kreos 2024 convertible bonds. The ORNANE Atlas 2024 bear an annual interest rate of 12.5%, payable either at maturity or upon bond conversion. Interest may be settled either in cash or, at the Company’s discretion, in new shares issued at a price corresponding to 80% of the volume-weighted average price (VWAP) on the trading day preceding the payment date. The Company also retains the option to redeem the bonds in cash up to 110% of the principal amount. In the absence of redemption or conversion at maturity, the bondholder will be obliged to convert the ORNANE into shares. Accounting Treatment In accordance with IFRS standards (IAS 32 and IFRS 9), the ORNANE Atlas 2025 are accounted for as a hybrid financial instrument, including a host debt component and an embedded conversion derivative. The Company determined that it could not reliably measure the fair value of the embedded conversion option separately; therefore, the entire instrument has been measured at fair value through profit or loss (FVTPL). The host debt component was initially recognized at amortized cost, with interest expense recognized using the effective interest rate method. As of June 30, 2025, the ORNANE Atlas instruments were remeasured as follows: (amounts in thousands of euros) ATLAS ORNANE 2025 A l’émission 2,509 (+) Increase (+) Change in fair value of debt 39 (-) Conversion As of June 30, 2025 2,547 At the issuance date, the fair value of the convertible bond was estimated at €2,509 thousand, and €2,547 thousand as of June 30, 2025, based on the following assumptions: Conversion Option At issue date 06/30/2025 ATLAS 2025 (01/03/2025) Number of bonds outstanding 80 .00 80 Share price 0.420 € 0.131 € Volatility 69.76% 66.86% Risk-free rate 2.35% 1.99% Fair value of the bond (in € thousands) 2,509 2,547 The change in fair value over the period was recognized in profit or loss under “Change in fair value of derivative financial instruments.”

Page 31 sur 34 8.2.3 KREOS non-convertible bonds As part of the restructuring of its financial debt, Biophytis entered into a new financing agreement with Kreos Capital (now Kreos/BlackRock) on January 3, 2025, for a total nominal amount of €1,002,084, replacing the previous non-convertible loan facility. This agreement forms part of the broader financial reorganization announced on January 8, 2025, which also included the implementation of the new Atlas 2025 and Kreos 2025 convertible bond instruments. Under the terms of the agreement, the loan is repayable over 18 monthly instalments following a six-month grace period during which no principal repayments are due. Consequently, amortization of the principal will commence in the second half of 2025 and continue until maturity. Transaction costs of €23.6 thousand were deducted from the nominal amount at inception. In addition, the fair value of the financial liability was adjusted downward by €143.8 thousand, reflecting the difference between the market rate and the contractual rate, resulting in an initial balance sheet recognition of €834.7 thousand at issuance. Accounting treatment From an accounting standpoint, the Kreos 2025 loan is classified as a financial liability measured at amortized cost in accordance with IFRS 9 – Financial Instruments. The effective interest rate incorporates both the transaction costs and the initial fair value adjustment. The discount rate parameters applied at issuance included a risk-free rate of 2.21% and a Biophytis-specific credit spread of 30.85%, resulting in an overall discount rate of 33.06%, reassessed to 32.84% as of June 30, 2025. As no principal repayments had yet occurred as of the end of the first half of 2025, the change in carrying amount over the period primarily reflects accrued interest related to the contractual 12.5% coupon. As of June 30, 2025, the amortizing loan was measured as follows: (amounts in thousands of euros) KREOS 2025 Non-convertible bonds As of December 31, 2024 0 (+) Gross proceeds 1,127 (+/-) Impact of amortized cost 12 (+/-) Impact of fair value at the issue date -167 (-) Repayment 0 As of June 30, 2025 972 8.3 Research Tax Credit (CIR) pre-financing debt A portion of the 2024 research tax credit (CIR) receivables was pre-financed through the Predirec Innovation 3 securitization fund, with Neftys Conseil acting as arranger. Accordingly, the Company recorded: - a liability of €1,023 thousand payable to NEFTYS upon receipt of the CIR proceeds; - a financial asset of €113 thousand corresponding to amounts withheld by NEFTYS on the assigned receivables (considered as a security deposit); and - a current asset corresponding to the research tax credit receivable from the French government (see Note 3). In accordance with IFRS 9, the financial liability due to NEFTYS was measured at amortized cost.

Page 32 sur 34 Note 9 : Staff commitments Employee commitments consist of a provision for retirement termination benefits amounting to €221 thousand as of June 30, 2025. In estimating this provision, there were no significant changes in the assumptions used compared with those presented in Note 14 to the consolidated financial statements for the year ended December 31, 2024. Note 10 : Other current liabilities 10.1 Trade payables (amounts in thousands of euros) 12/31/2024 06/30/2025 Suppliers - research and development 1,960 1,504 Suppliers - general and administrative expenses 2,320 1,506 Total trade payables 4,280 3 ,010 The change in trade payables is consistent with the decrease in R&D expenditures, mainly reflecting the completion of clinical studies under the COVA and SARA programs. 10.2 Tax and social security liabilities (amounts in thousands of euros) 12/31/2024 06/30/2025 Personnel and related accounts 592 516 Social security and other social organizations 943 1,099 Other taxes and levies 128 133 Total tax and social security liabilities 1,663 1,748 The decrease in social liabilities is mainly attributable to the reduction in the provision for performance-based bonuses given the period under review. Note 11 : Operating expenses by function 11.1 Research and development costs (amounts in thousands of euros) 06/30/2024 06/30/2025 Personnel expenses (1,804) (925) Other purchases and external charges (1,076) (694) Miscellaneous (0) (0) Research and development costs (2,880) (1,619) Research tax credit (CIR) 775 307 Grants - - Subsidies and CIR - - Research and development costs, net (2,105) (1,312)

Page 33 sur 34 11.2 General and administrative expenses (amounts in thousands of euros) 06/30/2024 06/30/2025 Personnel expenses (867) (614) Other purchases and external charges (1 337) (2,131) Miscellaneous (81) - General and administrative expenses (2 285) (2,745) Note 12 : Net financial income and expenses (montants en milliers d'euros) 06/30/2024 06/30/2025 Interest and amortized cost on Kreos financing contract (785) (1,095) Change in fair value of convertible bonds and derivative liabilities (3) - Other financial expenses - (1) Expenses relating to the issue of convertible bonds (760) - Other financial income 8 - Foreign exchange gains (losses) 87 1,880 Interest and amortized cost on Kreos financing contract 26 (94) Total financial income and expense (1 427) 690 Note 13 : Earnings per share 06/30/2024 06/30/2025 Net income (loss) attributable to ordinary shareholders (5,817) (3,463) Number of shares issued 5,254,245 23,433,948 Number of treasury shares 12,599 28,830 Number of shares outstanding (excluding treasury shares) 5,241,646 23,462,778 Share warrants 855,217 16,215,271 Founder share warrants 12,642 12,642 Shares resulting from the conversion of convertible bonds 5,333,333 9,736,680 Free shares (performance or restricted stock units) 270,250 1,950,000 Number of issued and potential shares (excluding treasury shares) 11,713,088 27,914,593 Weighted average number of shares outstanding (excluding treasury shares) 3,499,971 19,271,882 Basic earnings (loss) per share (in euros) (1.66) (0.0002) Potential dilutive instruments from the exercise of warrants, conversion of bonds, or vesting of free shares 5,603,583 15,692,230 Weighted average number of shares outstanding and potential (excluding treasury shares) 9,103,554 34,935,282 Diluted earnings (loss) per share (in euros) (*) (1.66) (0.0002) (*) The impact of dilution is not presented for the years 2024 and 2025 as it would be anti-dilutive due to the net loss. Note 14 : Related parties No new significant transactions were concluded with related parties of the Company during the first six months of fiscal year 2025.

Page 34 sur 34 Note 15 : Off-balance sheet commitments Off-balance sheet commitments have not changed significantly since December 31, 2024. Note 16 : Significant Events After the Reporting Period Adjusting events: No adjusting events were identified during the period. Non-adjusting events: The following events, which occurred after the reporting date, are considered non-adjusting but significant: - On July 9, 2025, the French Supreme Court (Cour de cassation), the highest judicial authority in France, rendered a landmark ruling partially overturning the decision of the Paris Court of Appeal and ruling in favor of Biophytis in its dispute with Negma Group. - On July 15, 2025, the Company entered into a strategic partnership with Lynx Analytics to integrate AI technologies into its molecule discovery process for sarcopenia. - On July 30, 2025, Biophytis relocated its operations to the premises of Silver Innov’ in Ivry-sur-Seine, a business incubator specialized in the silver economy. - On August 5, 2025, Biophytis announced the establishment of a bond financing line for a maximum amount of €1 million with Hexagon Capital Fund, with an initial subscription of €100,000. - In August 2025, the Company received the prefinancing from Neftys of its research tax credit (Crédit d’Impôt Recherche – CIR) for the first half of 2025, for a net amount of €0.3 million. - On September 15, 2025, Biophytis obtained public funding in Brazil for the Phase 2 trial in obesity and signed agreements with leading local clinical research centers. - On October 13, 2025, Biophytis announced the signing of a financing agreement of approximately USD 20 million and the creation of a joint venture with a consortium of investors to support the launch of the first-ever Phase 3 clinical trial in sarcopenia. - On October 14, 2025, at the request of KREOS Capital, the Company proceeded with the conversion of €900,000, resulting in the issuance of 3,000,000 new shares at an exercise price of €0.30 per share. As of the date of this report, the remaining convertible debt amounts to €1.447 million, corresponding to 4,823,511 potential shares. - Since June 30, 2025, Biophytis has, at the request of ATLAS, converted 4 convertible notes (ORNANE) under Tranche 4 of the ATLAS 2021 agreement for a total amount of €108 thousand (including interest), resulting in the issuance of 730,613 new shares.